FRED'S, INC.
4300 New Getwell Road
Memphis, Tennessee 38118

July 14, 2017

VIA EDGAR

Mara Ransom
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:            Fred's, Inc.
Registration Statement on Form S-3 filed June 30, 2017
File No. 333-219115
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ransom:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Fred's, Inc. (the "Company") hereby respectfully requests acceleration of the effectiveness of the Company's Registration Statement on Form S-3, File Number 333-219115, so that it will be declared effective on Tuesday, July 18, 2017 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

Please direct any questions or comments regarding this filing to Andrew T. Yonchak, Esq. at (901) 577-2330 of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, legal counsel to the Company.

Very truly yours,

Fred's, Inc.

By:            /s/ Michael K. Bloom
Name:  Michael K. Bloom
Title:  Chief Executive Officer